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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                         For the Month of November 2004
                      News Release dated November 15, 2004
                                  ------------

                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

        1630 WATERFRONT CENTRE, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6
        -----------------------------------------------------------------
             (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:        Form 20-F             40-F     X
                                                     ------            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                  Yes:              No:    X
                      -------           -------


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[LOGO]


For immediate release


                   ID BIOMEDICAL REPORTS THIRD QUARTER RESULTS


               o COMPANY RECORDS FIRST EVER PRODUCT SALES REVENUE


VANCOUVER, BC - NOVEMBER 15, 2004 - ID Biomedical Corporation (IDBE NASDAQ: IDB
TSX) announced today financial results for the third quarter ended September 30, 2004. Amounts, unless specified, are expressed in Canadian dollars.


Commenting on the third quarter 2004, Todd Patrick, President of ID Biomedical said, "We are extremely pleased with the progress of the business. Obviously, the third quarter was extraordinarily significant as we successfully closed the acquisition of the Shire vaccine business in early September. The integration of the two companies is going better than expected to this point. Evidence of this during the quarter includes the fact that we were able to ship our influenza vaccine ahead of schedule, and we were selected by the Canadian government as the main supplier of meningitis C vaccine with a $20 million contract. Further, related to our pipeline portfolio, we were awarded up to approximately $30 million in contracts from the U.S. National Institutes of Health."


The Company's third quarter financial report will be available on our web site and at www.sedar.com.
       -------------

Highlights of the Company's progress during the third quarter and a general company update will be discussed on a conference call/web cast to be held Tuesday November 16th at 8:00 am PST 11:00 am EST. The presentation can be accessed by dialing 604-677-8677 or at the Company's website at www.idbiomedical.com. A recording of the call will be available until November 30th by dialing 416-640-1917 and entering the code 21101092#.


CONDENSED FINANCIAL RESULTS

The Company recorded a net loss of $7.6 million ($0.18 per share) for the three months ended September 30, 2004 compared to a net loss of $8.6 million ($0.24 per share) for the three months ended September 30, 2003. The net loss for the nine months ended September 30, 2004 was $29.3 million ($0.70 per share), compared to a net loss of $18.6 million ($0.54 per share) for the same period in 2003. The results from operations include the activities of the acquired Shire business for the period September 10, 2004 through September 30, 2004. Provided below is selected financial information for each of the eight most recently completed quarters.

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Included in revenue are product sales from our two marketed products FLUVIRAL(R)
and NEISVAC-C. Also included in revenue are research and development contract revenue, deferred licensing revenue and other revenue.

For the three months ended September 30, 2004, the Company's revenue totaled $17.4 million compared to $2.1 million for the three months ended September 30, 2003. Revenue for the nine months ended September 30, 2004 was $21.7 million compared to $5.3 million for the same period in 2003.

Product sales revenue in the amount of $13.6 million was recorded for the three and nine months ended September 30, 2004 compared to $0 for the same periods in 2003. Product sales increased as a result of the Shire acquisition.

Research and development contract revenue in the amount of $2.9 million was recorded for the three months ended September 30, 2004 compared to $1.4 million for the same period in 2003. Research and development contract revenue for the nine months ended September 30, 2004 was $5.8 million compared to $3.3 million for the same period in 2003. Research and development contract revenue includes revenue recognized as a result of the Shire Funding Facility for funding to support the development of the pre-clinical vaccine candidates acquired from Shire. These amounts totaled $2.8 million for the three and nine months ended September 30, 2004. Other research and development contract revenue is a result of agreements executed during 2003 with Dynport Vaccine Company for the development of an antigen for a subunit plague vaccine.

Previously deferred licensing revenue in the amount of $0.7 million was recognized for the three months ended September 30, 2004, compared to $0.7 million for the same period in 2003. Deferred licensing revenue recognized for the nine months ended September 30, 2004 was $2.1 million compared to $2.0 million for the same period in 2003. Based on the Company's current licensing agreements, amortization of deferred licensing revenue is expected to continue at the present amount through October 2006. The amortization of deferred licensing revenue does not result in additional cash to the Company.

Cost of product sales includes the expenses related to the production and distribution of FLUVIRAL(R), the distribution of NEISVAC-C, and other product related costs. Cost of product sales was $7.2 million for the three and nine months ended September 30, 2004. Prior to the acquisition of Shire, the Company did not have products sales.

Net research and development expenses increased $2.0 million, or 28%, to $9.1 million for the three months ended September 30, 2004 compared to the three months ended September 30, 2003. Net research and development expenses for the nine months ended September 30, 2004 increased 59% to $26.9 million compared to the same period in 2003. The increase in net research and development expenses in 2004, compared to the same period in 2003 is a result of the Shire acquisition and the cost of advancing our lead products into clinical development. Included in net research and development expenses is stock-based compensation expense totaling $0.4 million and $1.4 million for the three and nine months ended September 30, 2004 respectively.

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Research and development expenses are reported net of grants received or receivable from Technology Partnerships Canada ("TPC") and provincial government investment tax credits. There were $0.2 million TPC grants accrued for the three months ended September 30, 2004 compared to $0.8 million for the same period in 2003. Grants and tax credits for the nine months ended September 30, 2004 was $1.1 million compared to $2.1 million for the same period in 2003. Provincial government investment tax credits totaled $0.5 million for the three months ended September 30, 2004 as compared to $0.1 million for the same period in 2003.

Selling, general and administrative expenses increased $2.7 million, or 162% to $4.4 million for the three months ended September 30, 2004 compared to the three months ended September 30, 2003. Selling, general and administrative expenses for the nine months ended September 30, 2004 increased 95% to $9.4 million compared to $4.8 million for the same period in 2003. These increases are primarily the result of the Shire acquisition. Included in selling, general and administrative expenses is stock-based compensation expense totaling $0.5 million and $1.4 million for the three and nine months ended September 30, 2004 respectively.

Investment and other income is comprised of interest income and foreign exchange gains and losses. Investment and other income decreased $2.8 million resulting in an expense of $2.4 million for the three months ended September 30, 2004 compared to income of $0.4 million for the three months ended September 30, 2003. Investment and other income for the nine months ended September 30, 2004 decreased $3.8 million compared to the same period in 2003.

The Company recorded a foreign exchange loss of $2.9 million for the three months ended September 30, 2004 as compared to a $0.1 million gain for the same period in 2003. This foreign exchange loss is directly related to the Company's investment in US dollars prior to completion of the acquisition to satisfy the US$60 million obligation (US$30 million paid at closing on September 9, 2004 and US$30 million held in escrow and payable on the first anniversary of closing) of the Shire acquisition.

Interest income increased $0.1 million to $0.5 million for the three months ended September 30, 2004 compared to the three months ended September 30, 2003. Interest income for the nine months ended September 30, 2004 increased $1.2 million to $2.0 million compared to the same period in 2003. These increases in interest income are a result of increased levels of cash and short term investments resulting from the Company's 2003 financing activities.


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CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the three and nine months ended September 30, 2004 and 2003 (expressed in Canadian dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                                   Three months ended September 30          Nine months ended September 30

                                                    2004                2003                  2004                2003
                                                -----------    -----------------------    -----------      -------------------------
                                                (Unaudited)    (Unaudited - Restated*)    (Unaudited)      (Unaudited - Restated*)
REVENUE:
       Product sales                            $13,590,927    $         -                $13,590,927      $          -
       Research and development contracts         2,945,728      1,393,454                  5,835,496        3,320,222
       Licensing                                    685,304        690,791                  2,064,246        2,006,477
       Other                                        226,862              -                    226,862                 -
                                                -----------    -----------------------    -----------      -------------------------
                                                 17,448,821      2,084,245                 21,717,531        5,326,699
EXPENSES AND OTHER:
       Cost of product sales                      7,171,924              -                  7,171,924                 -
       Net Research and development               9,058,356      7,090,258                 26,900,590        16,932,188
       Selling, general and administrative        4,391,378      1,678,367                  9,431,939         4,838,755
       Depreciation and amortization              1,842,688      1,051,685                  4,087,705         3,107,213
                                                -----------    -----------------------    -----------      -------------------------
                                                 22,464,346      9,820,310                 47,592,158        24,878,156
                                                -----------    -----------------------    -----------      -------------------------
                                                 (5,015,525)    (7,736,065)               (25,874,627)       (19,551,457)
OTHER INCOME (EXPENSES):
       Investment and other income               (2,383,159)       396,301                 (3,240,342)           594,764
       Interest expense                            (122,179)        (5,184)                  (142,857)           (32,441)
       Loss on disposal of medical technology
            and other assets                          -         (1,295,261)                   (26,744)        (1,317,503)
                                                -----------    -----------------------    -----------      -------------------------
                                                 (2,505,338)      (904,144)                (3,409,943)          (755,180)
                                                -----------    -----------------------    -----------      -------------------------
Loss before income taxes                         (7,520,863)    (8,640,209)               (29,284,570)       (20,306,637)
Income taxes                                         36,152         20,330                     36,152             20,330
                                                -----------    -----------------------    -----------      -------------------------
Loss for the period                              (7,557,015)    (8,660,539)               (29,320,722)       (20,326,967)
                                                -----------    -----------------------    -----------      -------------------------
Deficit, beginning of period                   (121,349,853)   (78,123,736)               (99,839,629)        (67,916,200)
Change in accounting policy regarding patents    (1,588,450)    (1,259,273)                (1,334,967)         (1,485,360)
                                                -----------    -----------------------    -----------      -------------------------
Deficit, beginning of period, as restated      (122,938,303)   (79,383,009)              (101,174,596)        (69,401,560)
                                                -----------    -----------------------    -----------      -------------------------
Deficit, end of period                        $(130,495,318)  $(88,043,548)             $(130,495,318)     $  (89,728,527)
                                                -----------    -----------------------    -----------      -------------------------
Basic and diluted loss per common share       $       (0.18)  $      (0.24)             $       (0.70)     $        (0.59)
                                                -----------    -----------------------    -----------      -------------------------
                                                -----------    -----------------------    -----------      -------------------------
Weighted average number of common shares
outstanding                                     42,022,892      35,964,353                 41,987,269          34,225,677
                                                -----------    -----------------------    -----------      -------------------------
                                                -----------    -----------------------    -----------      -------------------------

* Restated to reflect stock based compensation and patent expense


Consolidated Balance Sheets
September 30, 2004 and December 31, 2003 (expressed in Canadian dollars)

------------------------------------------------------------------------------------------------------------------------------
                                                                       ---------------------------   -------------------------
                                                                           September 30, 2004           December 31, 2003
                                                                       ---------------------------   -------------------------
                                                                              (Unaudited)                   (Audited)
Assets
Cash and cash equivalents                                            $                100,343,321  $              156,217,160
Other current assets                                                                   40,240,263                   3,858,846
                                                                       ---------------------------   -------------------------
                                                                                      140,583,584                 160,076,006
Long-term receivable                                                                      584,416                           -
Facilities and equipment                                                              173,725,023                   8,050,339
Investment                                                                                413,644                     413,644
Medical technology and other assets                                                    36,182,440                  24,768,114
Goodwill                                                                                  771,314                     771,314
                                                                       ---------------------------   -------------------------
                                                                     $                352,260,421  $              194,079,417
                                                                       ---------------------------   -------------------------
Liabilities and Shareholders' Equity
Current liabilities:                                                                  100,903,294                  11,063,804
Deferred licensing revenue                                                              5,210,628                   3,460,206
Long-term debt                                                                         14,804,779                           -
Obligations under capital leases                                                           27,467                      52,209
Shareholders' equity                                                                  231,314,253                 179,503,198
                                                                       ---------------------------   -------------------------
                                                                     $                352,260,421  $              194,079,417
                                                                       ---------------------------   -------------------------

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Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2004 and 2003 (expressed in Canadian dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                                                     Three months ended September 30 Nine months ended September 30
                                                                          2004            2003            2004           2003
                                                                     --------------   ------------    ------------   ---------------
                                                                        (Unaudited)    (Unaudited      (Unaudited)    (Unaudited
                                                                                      - Restated*)                   - Restated*)
Cash provided by (used in) operations:
     Loss for the period                                              $ (7,557,015)  $ (8,660,539)    $(29,320,722)  $(18,641,988)
     Items not affecting cash:                                           2,284,706      2,807,398        6,480,737      3,782,329
     Net changes in non-cash working capital balances                   33,034,494       (330,754)      28,000,905       (818,555)
                                                                     --------------   ------------    ------------   ---------------
Cash used in operating activities                                       27,762,185     (6,183,895)       5,160,920    (15,678,214)
Cash used in investing activites                                       (72,626,212)     7,294,240      (68,696,163)     5,869,260
Cash provided by financing activities                                   14,634,705        934,842       14,790,915     33,991,463
                                                                     --------------   ------------    ------------   ---------------

Increase (decrease) in cash and cash equivalents                       (30,229,322)     2,045,187      (48,744,328)    24,182,509
Cash and cash equivalents, beginning of period                         130,572,643     27,648,744      149,087,649      5,511,422
                                                                     --------------   ------------    ------------   ---------------

Cash and cash equivalents, end of period, net of cash held in escrow    62,426,308     29,693,931       62,426,308     29,693,931
Cash held in escrow                                                     37,913,013        -             37,913,013        -
                                                                     --------------   ------------    ------------   ---------------
Cash and cash equivalents, end of period                              $100,339,321   $ 29,693,931     $100,339,321   $ 29,693,931
                                                                     --------------   ------------    ------------   ---------------

* Restated to reflect stock based compensation and patent expense



ABOUT ID BIOMEDICAL

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States. ID Biomedical is dedicated to becoming a premier vaccine company with significant marketed products worldwide and an extensive pipeline in both clinical and preclinical development.

ID Biomedical has a leading position in the Canadian influenza vaccine market. It received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event. It also currently supplies approximately 75% of the Canadian government's influenza vaccine purchases.

For further information on ID Biomedical, please visit the Company's website at www.idbiomedical.com.
--------------------


*NeisVac-C is a trademark of Baxter International Inc. and is used under license.

The information in this news release contains so-called "forward-looking" statements. These include statements regarding ID Biomedical's expectations and plans relating to the integration of the vaccine business acquired from Shire, statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company's ability to successfully integrate the Shire vaccine business; (ii) the company's ability to successfully complete preclinical and clinical development of its products; (iii) the company's ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company's revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing;
(vi) the company's ability to enter

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into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company's filings with the Securities and Exchange Commission. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

For further information, please contact:

Investor Relations/Media

Dean Linden
(604) 431-9314
dlinden@idbiomedical.com

Michele Roy
(450) 978-6313
mroy@idbiomedical.com


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation


                                      By:     /s/  Anthony F. Holler
                                          --------------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: November 16, 2004